EXHIBIT 99.1

Evaxion presents new preclinical data for EVX-04, an off-the-shelf therapeutic vaccine for acute myeloid leukemia

  EVX-04 is successfully expressed and secreted in human cells enabling immune recognition and activation
  The vaccine antigens drive specific immune responses across different human immune profiles and induce targeted cell-killing
  Poster presentation at the European Hematology Association (EHA) 2026 Congress, taking place in Stockholm, Sweden

COPENHAGEN, Denmark, June 11, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, announces new preclinical data for EVX-04, an off-the-shelf therapeutic vaccine for acute myeloid leukemia (AML). Developed with AI-Immunology™, EVX-04 targets multiple non-conventional endogenous retrovirus (ERV) tumor antigens from the dark genome.

The new data demonstrates EVX-04’s complete expression in human cells, including correct transcription and translation. Further, EVX-04 is secreted in human cells, enabling immune recognition and activation.

The data also shows that all ERV antigens included in EVX-04 drive specific immune responses both in mice (in vivo) and human cells (in vitro) across different human immune profiles. These vaccine-induced immune cells mediate targeted cell-killing, highlighting EVX-04’s potential as a new effective therapeutic cancer vaccine.

Data will be presented at a poster presentation at the European Hematology Association (EHA) 2026 Congress taking place in Stockholm, Sweden, on June 13, 2026.

“We are excited to share the new data on EVX-04, which could potentially greatly improve treatment options for AML patients. We are successfully executing the preclinical activities and in parallel preparing the regulatory filing for clinical testing and are looking forward to discussing the data and the program at the EHA congress,” says Birgitte Rønø, CSO & COO of Evaxion.

About EVX-04
Developed with our AI-Immunology™ platform, EVX-04 targets non-conventional endogenous retrovirus (ERV) tumor antigens from the dark genome. These antigens are selectively expressed in specific tumors but absent in normal tissue, making them highly attractive therapeutic cancer targets.

Using sequencing data from AML patients, our AI-Immunology™ platform first identified ERV tumor antigens and then mined these to determine smaller fragments with the potential for immune recognition. From the five million ERV antigen fragments discovered, AI-Immunology™ combined and selected 16 optimal sets of ERV fragments based on their cross-patient relevance and immunogenic potential. All 16 ERV fragments included in EVX-04 elicit a specific immune response and EVX-04 prevents tumor growth in preclinical tumor models.

The data-driven target selection ensures that EVX-04 provides broad tumor coverage regardless of immune and tumor ERV antigen differences across patients. Thus, EVX-04 is developed as an off-the-shelf vaccine pre-produced and ready for immediate administration after diagnosis. The same concept is broadly applicable across cancers where immunotherapies remain inadequate and conserved immunogenic antigens can be identified.

About AML
AML is an aggressive hematologic malignancy characterized by clonal expansion of undifferentiated myeloid precursor cells (AML blasts) in the bone marrow. It has poor outcomes for patients ineligible for intensive chemotherapy or stem cell transplantation, highlighting the need for novel and less toxic treatment strategies.

AML is the most frequent leukemia, occurring across all age groups, however, predominantly observed in older adults (median age at diagnosis of 68 years).

Approximately 50% of patients, typically the elderly, are not fit for intensive treatment, so the standard of care is low-intensity chemotherapy. Remissions are, however, short lived with a 3‐year overall survival rate at only 25% reported (Kantarjian et al. 2025).

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
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